Pembina Pipeline Corporation Announces Closing of $200 Million Subordinated Note Offering
CALGARY, ALBERTA, June 6, 2025 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) is pleased to announce that it has closed its previously announced offering of $200 million aggregate principal amount of 5.95% Fixed-to-Fixed Rate Subordinated Notes, Series 2 (the "Series 2 Notes") due June 6, 2055 (the "Offering").
Pembina intends to use the net proceeds of the Offering to fund the previously announced redemption of its outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 19 (TSX: PPL.PR.S) (the "Series 19 Class A Preferred Shares") and for general corporate purposes.
The Series 2 Notes were offered through a syndicate of underwriters, co-led by CIBC Capital Markets, BMO Capital Markets and Scotiabank, under Pembina’s short form base shelf prospectus dated December 13, 2023, as supplemented by a prospectus supplement dated June 2, 2025.
As previously announced, Pembina intends to commence a consent solicitation from holders of its $600 million aggregate principal amount of 4.80% Fixed-to-Fixed Rate Subordinated Notes, Series 1 due January 25, 2081 (the "Series 1 Notes") to amend the indenture governing the Series 1 Notes to, among other things, provide for an exchange right to allow the holders of the Series 1 Notes to exchange all outstanding principal amount of their Series 1 Notes for an equal principal amount of a new series of notes (the "Series 3 Notes") having substantially the same economic terms, including interest rate, interest payment dates, interest reset dates, maturity date and redemption provisions as the Series 1 Notes, but excluding provisions of the Series 1 Notes regarding the delivery of preferred shares upon the occurrence of certain bankruptcy and related events, together with an entitlement under the Series 3 Notes for payment of an amount equal to the interest accrued on the Series 1 Notes that are exchanged. The removal of the provisions for delivery of preferred shares upon the occurrence of certain bankruptcy and related events from the Series 3 Notes would ensure that the Series 3 Notes rank equally in right of payment with the Series 2 Notes upon the occurrence of such events. The terms of the consent solicitation and proposed amendments to the indenture governing the Series 1 Notes will be described in a consent solicitation statement to be delivered to the registered holders of Series 1 Notes. Pembina reserves the right not to commence the consent solicitation, or to terminate, withdraw, extend or modify the terms of the consent solicitation, in its sole discretion.
This news release does not constitute an offer to sell, or the solicitation of an offer to buy, the Series 2 Notes in any jurisdiction. The Series 2 Notes have not been approved or disapproved by any regulatory authority. The Series 2 Notes have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 70 years. Pembina owns an extensive network of strategically-located assets, including hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.
Purpose of Pembina: We deliver extraordinary energy solutions so the world can thrive.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.
Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.
Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "expect", "intend", "will", "shall", and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking statements relating to: the Offering, including: the intended use of the net proceeds of the Offering; the redemption of the Series 19 Class A Preferred Shares, including the occurrence thereof; Pembina's intention to commence a consent solicitation to amend the indenture governing the Series 1 Notes, including the terms thereof and the terms of the Series 3 Notes, and the delivery of a consent solicitation statement in connection therewith. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: oil and gas industry exploration and development activity levels and the geographic region of such activity; that favourable market conditions exist; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Annual Information Form for the year ended December 31, 2024 (the "AIF") and Management's Discussion and Analysis for the year ended December 31, 2024 (the "Annual MD&A"), which were each filed on SEDAR+ on February 27, 2025, in Pembina's Management's Discussion and Analysis for the three months ended March 31, 2025 (the "Interim MD&A"), which was filed on SEDAR+ on May 8, 2025, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.
These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements with Pembina or one or more of its affiliates; actions taken by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in the AIF, Annual MD&A, Interim MD&A and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com. In addition, the redemption of the Series 19 Class A Preferred Shares may not be completed, or may be delayed, if the conditions to the completion thereof are not satisfied on the anticipated timeline or at all. Accordingly, there is a risk that the Series 19 Class A Preferred Shares may not be redeemed within the anticipated time, on the terms currently proposed, or at all. Further, the consent solicitation to amend the indenture governing the Series 1 Notes may not be commenced, or, if commenced, may be delayed or terminated, and there is a risk that the Series 1 Notes may not be exchanged for Series 3 Notes. The intended use of the net proceeds of the Offering by Pembina may change if the board of directors of Pembina determines that it would be in the best interests of Pembina to deploy the proceeds for some other purpose and there can be no guarantee as to how or when such proceeds may be used.
Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.
For further information:
Investor Relations
(403) 231-3156
1-855-880-7404
e-mail: investor-relations@pembina.com
www.pembina.com